

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2013

Via E-mail
Sara E. Epstein
Senior Counsel
BlueLinx Holdings Inc.
4300 Wildwood Parkway
Atlanta, GA 30339

> **Re: BlueLinx Holdings Inc.**
> **Registration Statement on Form S-1**
> **Filed January 10, 2013**
> **File No. 333-185949**

Dear Ms. Epstein:

We have reviewed your supplemental response dated February 6, 2013, and have the following comments.

General

1. We note your response to comment one in our letter dated February 4, 2013. Please include in the filing the first paragraph of your response discussing how Cerberus became aware of the company's plans to conduct a rights offering. With a view towards disclosure, please describe for us what information about the rights offering you shared with the Cerberus Affiliated Directors prior to filing your registration statement, and why such information would be considered permissible communication under the safe harbor provisions of the Securities Act Rules. In addition, please clarify for us how the Cerberus Affiliated Directors indicated Cerberus' intention to participate in the rights offering.

Exhibit 5.1 Form of Opinion of Troutman Sanders LLP

2. We note your response to comment four in our letter dated February 4, 2013. Since the rights, as separate securities, represent contractual obligations of the company, legal counsel must opine on the law which governs the enforceability of these contractual obligations. Please explain to us how Section 157 of Delaware General Corporation Law and not Delaware contract law governs the enforceability of these contractual obligations. In this regard we also note the form of rights certificate filed as Exhibit 4.8 to the registration statement entitling the holder to the rights described therein.

Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or, in her absence, Era Anagnosti, Staff Attorney, at 202-551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: David W. Ghegan, Esq. (via e-mail)